

02005408

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51180

FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Creative Resources Broker Services, LLC

DBA: CR Broker Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250F Centerville Road

(No. and Street)

Warwick	Rhode Island	02886
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Spaziano (401) 738-0070

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mullen, Scorpio & Cerilli

(Name — *if individual, state last, first, middle name*)

220 South Main Street	Providence	Rhode Island	02903
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2002

OATH OR AFFIRMATION

I, Patricia M. Cerilli, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Resources Broker Services LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See related party disclosure in the financial statements of Creative Resources Broker Services, LLC at December 31, 2001

Patricia M Cerilli
Mullen Sirpio Cerilli
Signature

Partner
Title

Brenda R Murphy 8/16/03
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE RESOURCES BROKER SERVICES, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

REPORT (G)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Calculation of Net Capital:

Member's capital	$ 68,633
Less: warrants	(20,100)
Stocks	(13,000)
	35,533
Minimum required	5,000
Excess	$ 30,533

CREATIVE RESOURCES BROKER SERVICES, LLC

* * * * *

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

MullenScorpioCerilli

Certified Public Accountants
And Business Consultants

MullenScorpioCerilli

Certified Public Accountants
And Business Consultants

220 South Main Street
Providence, Rhode Island 02903
Telephone 401-751-3860
Fax 401-751-3987
www.mullenscorpiocerilli.com

February 6, 2002

To the Member of
Creative Resources Broker Services, LLC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Creative Resources Broker Services, LLC (the Company) as of December 31, 2001 and 2000 and the related statement of revenue and expenses, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Resources Broker Services, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



CREATIVE RESOURCES BROKER SERVICES, LLC

BALANCE SHEET

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Assets - all current:		
Cash	$ 15,177	$ 7,839
Accounts receivable	84,361	26,240
Accounts receivable - related party (Note 2)	110,500	12,500
Investment (Note 3)	33,100	33,100
Total assets	$243,138	$ 79,679
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities (all current):		
Accounts payable	$ 98,219	$ 34,992
Commission advance		2,300
Payable to related party (Note 2)	76,286	
Note payables (Note 4)		2,960
Total liabilities	174,505	40,252
Member's capital	68,633	39,427
Total liabilities and member's equity	$243,138	$ 79,679

The accompanying notes on pages 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

STATEMENT OF REVENUE AND EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Commission income	$554,974	$307,148
Selling, general and administrative expenses		
Commission	480,391	262,428
Freight and delivery	79	
Insurance	3,401	2,192
Legal	195	853
Licensing	5,450	4,669
Office	186	
Professional fees	32,756	38,119
Advertising	350	
Travel and entertainment	188	1,191
Training and education		1,500
Contributions	500	
Subscriptions	483	
Miscellaneous	485	884
Total selling, general and administrative expenses	524,464	311,836
Income (loss) from operations	30,510	(4,688)
Other income and expense:		
Interest income	257	177
Interest expense	(1,311)	(2,300)
State tax	(250)	(250)
Net income (loss)	$ 29,206	$ (7,061)

The accompanying notes on page 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

STATEMENT OF MEMBER'S CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Balance - beginning of year	$ 39,427	$ 19,647
Member's capital contribution	0	26,841
Add - net income (loss)	29,206	(7,061)
Balance - end of year	$ 68,633	$ 39,427

The accompanying notes on page 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 29,206	$ (7,061)
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(58,121)	129,864
(Increase) in accounts receivable - related party	(98,000)	(12,500)
Increase in accounts payable	63,227	27,379
Increase (decrease) in commission advance	(2,300)	2,300
Increase (decrease) accounts payable - Related party	76,286	(140,494)
Net cash provided (used) by operating activities	10,298	(512)
Cash flows from investing activities:		
Capital contribution		26,841
Repayment of loan from sole owner	(2,960)	2,960
Purchase of investments		(33,100)
Net cash provided (used) by investing activities	(2,960)	(3,299)
Net increase (decrease) in cash	7,338	(3,811)
Cash and cash equivalents - beginning of year	7,839	11,650
Cash and cash equivalents - end of year	$ 15,177	$ 7,839

The accompanying notes on page 5 through 7 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Note 1 - Summary of Significant Accounting Policies

Nature of Business - Creative Resources Broker Services, LLC (the Company) was formed as a Rhode Island limited liability company on June 23, 1998 and began operations in January 1999. The purpose of the company is to provide broker dealer services through the sale of variable life and variable annuity investment products.

Basis of Accounting - The Company prepares its financial statements using the accrual method of accounting, in accordance with generally accepted accounting principles.

Recognition of Revenue - The Company recognizes all commission income at the time a policy is issued.

Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents include checking and savings accounts.

Accounts Receivable - The Company uses the specific write-off method for both book and tax purposes. Under this method, an allowance for a doubtful account is not maintained, but accounts receivable are written-off when they become uncollectible.

Generally accepted accounting principles require an allowance for doubtful accounts receivable whenever it can be reasonably estimated and is a material amount. The effect of using the specific write-off method instead of the reserve method is not material to these financial statements.

Investments - Investment are recorded at cost. See Note 3.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimate amounts are recognized in the year in which such adjustments are determined.

Note 1 continued on the next page.

Note 1 - Summary of Significant Accounting Policies

Income Taxes - The Company is a limited liability company. The member is taxed on the Company's taxable income. The Company is required to pay the minimum rate of $250 for the State of Rhode Island. No provision or liability for federal or state taxes has been included in the financial statements.

Note 2 - Related Party Transactions

During the year, in the normal course of business, Creative Resources Broker Services, LLC (the Company) distributes commissions through Creative Resources, Inc.. Creative Resources, Inc. is a separate corporation wholly owned by the same sole member of Creative Resources Broker Services, LLC (the Company).

Creative Resources, Inc. provides office space and overhead for the Company. The value of these expenses has not been determined and is not included on the financial statements.

The following is a detail of the transactions between the Company, Creative Resources, Inc., and the Company's sole owner:

	2001	2000
Total commission expensed for the year to:		
Creative Resources, Inc.	$367,424	$106,576
Sole Owner of the Company	$ 39,821	$106,188

	2001	2000
Commissions payable to:		
Creative Resources, Inc.	$ 75,459	$ 0
Sole Owner of the Company	827	0
	$ 76,286	$ 0

	2001	2000
Amounts receivables from Creative Resources, Inc.		
Refund on return policy	$110,500	
Operating expenses	0	$ 12,500
	$110,500	$ 12,500

Note 3 - Investments

During the year ended December 31, 2000, the Company purchased stock and warrants through a private placement offered exclusively to owners of broker dealer companies. These stocks and warrants are currently not traded on the public market. These investments are recorded at cost. The investments at year-end are as follows:

	2001	2000
Stocks	$ 13,000	$ 13,000
Warrants	20,100	20,100
Total	$ 33,100	$ 33,100